Exhibit 99.5

PROSENSA HOLDING N.V.

POWER OF ATTORNEY

EGM OF PROSENSA HOLDING N.V.

JANUARY 13, 2015

                    , having its address at                      (the “Grantor”) herewith grants a power of attorney to (please check the box that is applicable):

☐	(possibility to include name of authorized person)

☐	each of Matthijs van Blokland and Margreet de Vos, with full power of Substitution, both retained by Prosensa (as defined below) (each a “Prosensa Attorney”),

(the “Attorney”), to represent the Grantor, as shareholder of Prosensa Holding N.V., a limited liability company (naamloze vennootschap) organized and existing under the laws of the Netherlands, with its corporate seat in Leiden, the Netherlands, with address J.H. Oortweg 21, 2333 CH Leiden, the Netherlands, registered with the Trade Register of the Chamber of Commerce under file number 28076693 (“Prosensa”) at the Extraordinary General Meeting of Shareholders of Prosensa to be held at J.H. Oortweg 21, 2333 CH Leiden, the Netherlands, on January 13, 2015 at 2:00 pm (CET) (the “EGM”), and (i) to exercise in the name of the Grantor at the EGM any and all voting rights attached to the shares in the capital of Prosensa which were held by the Grantor at the record date of the EGM (December 16, 2014) and (ii) to vote all shares held at the record date in favor of the proposals as stated in the agenda for the EGM unless stated otherwise below:

(Continued and to be signed on the reverse side.)

EXTRAORDINARY GENERAL MEETING OF

SHAREHOLDERS OF

PROSENSA HOLDING N.V.

January 13, 2015

GO GREEN

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NOTICE OF INTERNET AVAILABILITY OF EXTRAORDINARY GENERAL MEETING MATERIALS:

The invitation, convening notice, agenda and explanatory note are available at www.prosensa.eu

Please sign, date and mail

your power of attorney in

the envelope provided as

soon as possible.

i Please detach along perforated line and mail in the envelope provided. i

THE SUPERVISORY BOARD AND THE MANAGEMENT BOARD RECOMMEND A VOTE “FOR” ALL PROPOSALS BELOW.

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE  ☒

				FOR	AGAINST	ABSTAIN
		Agenda item 3	Discharge of current managing directors.	☐	☐	☐

		Agenda item 4.a.	Appointment of Scott Clarke.	☐	☐	☐

		Agenda item 4.b.	Reapppointment of Giles Campion.	☐	☐	☐

		Agenda item 4.c.	Appointment of Richard Holslag.	☐	☐	☐

		Agenda item 5	Discharge of supervisory directors.	☐	☐	☐

		Agenda item 6.a.	Reappointment of David Mott.	☐	☐	☐

		Agenda item 6.b.	Appointment of Hans Schikan.	☐	☐	☐

		Agenda item 6.c.	Appointment of Henry Fuchs.	☐	☐	☐

		Agenda item 6.d.	Appointment of Robert Baffi.	☐	☐	☐

		Agenda item 6.e.	Appointment of G. Eric Davis.	☐	☐	☐

		Agenda item 7	Approval of the sale of all of the assets and liabilities of the Company to BioMarin Purchaser or one or more of its designees (the “Asset Sale”).	☐	☐	☐

		Agenda item 8	Dissolution of the Company and appointment of the Company’s liquidator.	☐	☐	☐

		Agenda item 9	Appointment of the keeper of the books and records of the Company upon termination of the liquidation.	☐	☐	☐
To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.	☐

Signature of Shareholder	Date:	Signature of Shareholder	Date:

Note:	Please sign exactly as your name or names appear on this power of attorney. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.